April 19, 2013

VIA EDGAR AND OVERNIGHT COURIER

Jeffrey P. Riedler

Assistant Director U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:       Zalicus Inc.

Preliminary Proxy Statement on

Schedule 14A

Filed April 11, 2013

File No. 000-51171

Dear Mr. Riedler:

This letter is submitted on behalf of Zalicus Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) raised in your letter of April 17, 2013 to Dr. Mark H. N. Corrigan, President and Chief Executive Officer of the Company (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 11, 2013 (the “Preliminary Proxy Statement”).

For your reference, the text of the Staff’s comments are reproduced below in italics. The Company’s response immediately follows the reproduced text in regular typeface.

Comment No. 1

We note that the reverse stock split will result in an increase to the number of authorized but unissued shares available under your amended Certificate of Incorporation. Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the reverse stock split. If you have no such plans, arrangement or understandings, please revise your disclosure to so state.

Response 1:

The Company acknowledges the Staff’s comment and will include an affirmative statement in its amended Preliminary Proxy Statement that there are no current plans, arrangements, agreements or understandings for the issuance of the additional shares of authorized Common Stock, except for issuances in the ordinary course of business.

*        *        *

As requested in the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 301-7035 or by facsimile (617) 301-7010 or Arthur R. McGivern, Esq. of Goodwin Procter LLP, outside counsel to the Company, at (617) 570-1971 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Jason F. Cole, Esq.

Jason F. Cole, Esq.

Zalicus Inc.

cc: Arthur R. McGivern, Esq., Goodwin Procter LLP